Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

October 7, 2016

VIA EDGAR

Mr. Coy Garrison

Special Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Trust IV, Inc.

Registration Statement on Form S-11

Filed July 22, 2016

Your File No.: 333-212639

Dear Ms. Garrison:

On behalf of our client, Strategic Storage Trust IV, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on July 22, 2016 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Paula Mathews of the Company dated August 19, 2016 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this offering. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

2.    Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:    In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, prior to the use of such sales materials. Additionally, all such sales materials will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the prospectus, consistent with Item 19.D of Industry Guide 5.

3.    Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

4.    We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-577.

Response:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division’s Office of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

Questions and Answers About This Offering

Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?, page 3

5.    Please revise to clarify, if true, that an early purchaser of Class T shares, through the payment of the front end selling commissions and dealer manager fees, and ongoing stockholder servicing fee, may pay more than 10% of their purchase price in underwriting commissions.

Response:     In response to this comment, we believe the current language and clearly understandable example set forth in the Q&A adequately describe the total potential commissions and fees that an early investor in Class T shares may pay. We don’t believe the fact that an early investor may pay more than 10% of their purchase price in underwriting commissions has any relevance to the investor. The only references in the prospectus to 10% underwriting compensation relates to the FINRA limitation on total underwriting compensation from the sale of all Class A, Class T and Class W shares in the aggregate. Again, this 10% limitation has no relevance to an individual investor. We respectfully request that you clear this comment.

6.    We note your disclosure on page 5 that you cannot predict the length of time over which the dealer manager servicing fee will be paid. However, we note that you were able to provide an estimate of the length of time over which the stockholder servicing fee will be paid, which is subject to similar factors controlling the cessation of payment of the fee. Please revise to state how long a holder of a Class W share should expect to pay the dealer manager servicing fee and the aggregate amount that a Class W holder should expect to pay before the cessation of payment of the fee.

Response:    We acknowledge that the stockholder servicing fee and dealer manager servicing fee are generally subject to similar factors controlling the cessation of payment of such fees, with the key exception being a lack of an outside time limit controlling the cessation of payment of the dealer manager servicing fee. Due to the 5 year outside time limit applicable to the stockholder servicing fee associated with the Class T shares, we are able to approximate how long a holder of a Class T share should expect to pay the stockholder servicing fee and, thus, the aggregate amount that a Class T holder should expect to pay before the cessation of payment of the fee without reliance on a liquidation event or reaching the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares and Class W shares in our primary offering.

In contrast, the cessation of the dealer manager servicing fee is not subject to an outside time limit or other more predictable measure dependent only on the Class W shares. The estimation of how long a holder of a Class W share should expect to pay the dealer manager servicing fee and the aggregate amount that a Class W holder should expect to pay before the cessation of payment of the fee is dependent on more unknown variables than the estimation of the cessation of the stockholder servicing fee. These include, among others, additional assumptions regarding the aggregate stockholder servicing fees, the aggregate underwriting compensation paid with respect to all classes of shares and the absence of a liquidity event over a materially longer period of time. Therefore, we believe that estimation of the requested information for payment of the dealer manager servicing fee for an individual holder of a Class W share cannot be predicted with reasonable accuracy at this time and would be potentially misleading to investors.

For the foregoing reasons, we believe disclosure in the prospectus to be sufficient in this regard. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

7.    Please tell us how you will consider the stockholder servicing fee and the dealer manager servicing fee for purposes of calculating net asset value and, specifically, when it will be recognized in that calculation.

Response:    We do not believe that the majority of the stockholder servicing fee or the dealer manager servicing fee (together, the “Servicing Fees”) should be included in the net asset value (“NAV”) calculation for at least two primary reasons. First, NAV in the real estate industry is a liquidation concept, and pursuant to terms of payment of the Servicing Fees, such fees will cease upon a liquidation event. Second, the Servicing Fees are already being recognized by Class T and Class W stockholders, respectively, when the applicable Servicing Fees are deducted from their monthly distributions and any potential recognition of these Servicing Fees also in the calculation of NAV would result in a double-counting of these fees to such investors. However, we do intend to include as a liability approximately one month’s worth of the Servicing Fees in the NAV per share calculation, since approximately one month’s worth of the Servicing Fees would be due and payable at the time of a liquidation. Please see page 6 of our prospectus, which states:

We expect the estimated net asset value per share of each Class A share, Class T share and Class W share to be the same, except in the unlikely event that the stockholder servicing fees exceed the amount otherwise available for distribution to holders of Class T shares or the dealer manager servicing fees exceed the amount otherwise available for distribution to holders of Class W shares in a particular period (prior to the deduction of the stockholder servicing fees or the dealer manager servicing fees, as applicable). If the stockholder servicing fees exceed the amount otherwise available for distribution to holders of Class T shares or if the dealer manager servicing fees exceed the amount otherwise available for distribution to the holders of Class W shares, the excess will reduce the estimated net asset value per share of each Class T share and Class W share, as applicable.

In the real estate industry, NAV is essentially a concept focusing on the liquidation fair market value of the underlying real estate. FINRA Rule 2310 and NASD Rule 2340, as amended by FINRA Regulatory Notice 15-02, require that non-traded REITs disclose a per share estimated value that is “based on valuations of the assets and liabilities of the DPP or REIT” and is “derived from a methodology that conforms to standard industry practice.” The standard industry practice of non-traded REITs is generally to calculate this per share estimated value using NAV in accordance with the Investment Program Association Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs,” published by the Investment Program Association (“IPA”) on April 29, 2013 (the “Valuation Guidelines”).

The Valuation Guidelines specify that NAV “is based on the fair value of the entity’s assets less liabilities under market conditions existing as of the time of valuation and assuming the allocation of the resulting net value among the shareholders after any adjustments for incentive, preferred or special interests in the entity.” The Valuation Guidelines further provide that a non-traded REIT should calculate and deduct “any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.” Since the Valuation Guidelines recommend that incentive fees be calculated and deducted based upon a hypothetical liquidation, we believe it would also be appropriate to calculate and deduct the amount of the Servicing Fees due and payable in a hypothetical liquidation.

As set forth in Section 3.3 of the Company’s Dealer Manager Agreement, Section V of the Participating Dealer Agreement, and on page 4 of the Company’s prospectus, the Company will cease paying the Servicing Fees upon a listing on a national securities exchange, a merger or consolidation with or into another entity, or a disposition of all or substantially all of the Company’s assets. Accordingly, the liquidation value of any Servicing Fees would be limited to the Servicing Fees actually incurred up to the NAV date since no further fees would be due for any period after the Company’s liquidation or listing. Therefore, we believe that the majority of Servicing Fees are properly excluded from the NAV calculation since they would not be due for any periods subsequent to a liquidation or listing.

As described in the prospectus, the Servicing Fees are class-specific expenses and investors purchasing Class T shares or Class W shares, respectively, will have the applicable Servicing Fees deducted from the distributions they would otherwise receive from the Company. This will result in lower annual distributions than investors purchasing Class A shares and, hence, lower initial returns. If the Class T shares and Class W shares also had a corresponding reduction of all of these same Servicing Fees from

Mr. Coy Garrison

October 7, 2016

the NAV, the investors holding Class T shares and Class W shares would be subject to a double-counting of the Servicing Fees. If this double-counting treatment were imposed, it would provide investors with misleading information as to the economic impact of the Servicing Fees.

As detailed above, we believe that the majority of Servicing Fees are properly excluded from the NAV calculation since they would not be a liability upon liquidation of the Company and including all Servicing Fees in the NAV calculation would constitute a double-counting of those fees. Accordingly, we respectfully request that you clear this comment.

Prospectus Summary

Compensation to Our Advisor and its Affiliates, page 15

8.    Please revise to clarify whether these fees can be increased without stockholder consent. Please also update your disclosure elsewhere in the filing as appropriate.

Response:    Please see the changes to the risk factor on page 35 of the prospectus and the language added on pages 15 and 86 of the prospectus to clarify that the fees can be increased without stockholder consent. We respectfully request that you clear this comment.

9.    We note your disclosure on page 16 that your advisor will fund 1.5% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. Please clarify whether your advisor will have any right to reimbursement for the 1.5% of organization and offering expenses it is funding in relation to the Class W Shares.

Response:    Please see the changes on pages 5, 16, 56, 87 and 173 of the prospectus clarifying that the advisor will not seek reimbursement from the Company for such payment. We respectfully request that you clear this comment.

10.    With respect to your Development Fee, please provide a description of what “market-based” means in order for investors to have a general idea of how such fees are computed. Please also clarify whether there is any oversight by independent board members in determining the amount of the development fee to be paid.

Response:    For reasons unrelated to this comment, the Company has decided to remove the Development Fee from this offering. Accordingly, all references to the Development Fee have been removed from the prospectus. We respectfully request that you clear this comment.

Risk Factors

We may pay distributions from sources other than cash flow from operations..., page 26

11.    Please expand this risk factor disclosure to address the dilution that will occur if you pay distributions in excess of your earnings.

Response:    In response to this comment, we have revised the above-mentioned risk factor on page 26 to address dilution. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

The Self Storage Industry, Page 67

12.    We note your disclosure that some of your facilities provide 24-hour access. However, it does not appear that you own any properties. Please revise to reconcile this discrepancy.

Response:    Please see the change on page 67 of the prospectus to clarify that some of our facilities will provide 24-hour access since we do not yet own any properties. We respectfully request that you clear this comment.

Executive Officers and Directors, page 72

13.    We note your disclosure on page 116 that on June 3, 2013, a court ordered the appointment of a receiver to operate the property owned by Fontaine Business Park, LLC during the pendency of certain litigation with a lender to such entity. Please consider whether this event is covered by Item 401(f)(1) of Regulation S-K, and either add the relevant disclosure here or tell us why you believe it is not required.

Response:    We reviewed Item 401(f)(1) of Regulation S-K, and we do not believe that disclosure is required in the “Management” section of the prospectus. The disclosure you reference on page 116, which is related to the court-ordered appointment of a receiver to operate the property owned by Fontaine Business Park, LLC during the pendency of litigation, is properly contained in the Prior Performance Summary as adverse business developments of the sponsor and its affiliates pursuant to SEC Industry Guide 5. The litigation in question is a business dispute not uncommon for any real estate sponsor. It is only one property in the hundreds of properties that Mr. Schwartz and his management team have purchased under their management, it involves a fairly routine business dispute, the litigation is ongoing and the judge can rule in favor of our client and it concerns a relatively small amount. Therefore, we do not believe this litigation is material to an evaluation of the ability or integrity of Mr. Schwartz or any of the executive officers. Furthermore, we believe that any such disclosure in the “Management” section of the prospectus would be potentially misleading to investors because (1) highlighting this litigation in the “Management” section would give it undue prominence in light of its actual significance, (2) this litigation is still ongoing and the court-ordered appointment of a receiver is only temporary during the pendency of such ongoing litigation, and (3) the disclosure of any information relating to this ongoing case in the “Management” section would unnecessarily duplicate the disclosures already contained in the Prior Performance Summary section and would add unnecessary length and confusion to the other more relevant information already contained in the Management section.

Management Compensation, page 86

14.    We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response:    Please see the changes on pages 16, 56, 88, 91 and 173 of the prospectus in which we clarify that we will reimburse our advisor for personnel costs incurred by our advisor in connection with its provision of administrative services, including salaries, bonuses and related benefits paid to our named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, we will disclose the amount of fees paid to the advisor, with break outs showing the reimbursement amounts paid and, specifically, amounts paid for the salaries, bonuses and related benefits of our named executive officers. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

15.    We note your disclosure in footnote 5 that you will pay your advisor an acquisition fee of 2% of the “contract purchase price of each property acquired by us, including any debt attributable to the property, plus amounts incurred for the development, construction or other capital improvements....” You further disclose that the contract purchase price means the amount actually paid or allocated in respect of the purchase, development, construction, or improvement of a property. This formula seems to double count development, construction and improvements. Please revise to clarify the calculation of the acquisition fee.

Response:    While the formula for computing the 2% acquisition fee does not double count development or construction costs as the acquisition fee on such amounts would not be calculated or paid until the time such costs are incurred, the Company has decided to remove the acquisition fee from this offering for other reasons. Accordingly, this comment is no longer applicable. We respectfully request that you clear this comment.

Prior Performance Summary

Public Programs, page 109

16.    Please provide an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to each such Form 10-K. Alternatively, revise to state you will make such information available on your website. Please see Section 8.A .3 of Industry Guide 5 and our Disclosure Guidance Topic No. 6.

Response:    Please see the change on page 117 of the prospectus stating where the most recent Forms 10-K can be found. We respectfully request that you clear this comment.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers, page 169

17.    We note that your directors and officers, as well as directors, officers and employees of your advisor or its affiliates, including sponsors and consultants, may purchase Class A shares in your primary offering. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:    Please see the change on page 171 of the prospectus which clarifies that such persons may purchase Class A shares in the primary offering in order to meet the minimum offering threshold and the maximum amount of the possible purchases. We respectfully request that you clear this comment.

18.    Please revise to clarify whether the dealer manager provides any ongoing services in exchange for the dealer manager servicing fee with respect to Class W shares sold.

Response:    As reflected in our revised prospectus on page 170, we have revised the disclosures in the “Plan of Distribution — Compensation of Dealer Manager and Participating Broker-Dealers” section to clarify the ongoing services to be provided by the dealer manager in connection with the dealer manager servicing fee.

Mr. Coy Garrison

October 7, 2016

Underwriting Compensation and Organization and Offering Expenses, page 172

19.    Please revise footnotes (3) and (4) of the compensation and expenses table to explain how you calculated the stockholder servicing fee and dealer manager servicing fee for Class T and Class W shares, respectively.

Response:    In response to this comment, we have revised footnotes (3) and (4) on pages 172-173 to explain how we calculated the stockholder servicing fee and dealer manager servicing fee for Class T and Class W shares. We disclose that, assuming Class T shares account for 45% of our total primary offering, we estimate investors in Class T shares to be subject to the stockholder servicing fee for approximately 4 to 6 years and pay aggregate stockholder servicing fees of approximately $20,000,000 during that time and, assuming Class W shares account for 10% of our total primary offering, we estimate investors in Class W shares will pay aggregate dealer manager servicing fees of approximately $8,000,000 before aggregate underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering. We respectfully request that you clear this comment.

Index to Consolidated Financial Statement

Notes to Consolidated Financial Statement

Note 3. Related Party Transactions

Dealer Management Agreement, page F-12

20.    Please tell us how you plan to account for the stockholder servicing fee and dealer manager servicing fee (trail fees) related to the Class T shares and Class W shares, respectively. It appears from your disclosure that you intend to accrue as you pay the trail fees. We may have further comment.

Response:    The Company intends to accrue the cost of the stockholder servicing fees and dealer manager servicing fees as an offering cost at the time of sale. We respectfully request that you clear this comment.

Appendix C

Prior Performance Tables, page C-1

21.    We note your disclosure on page 109 that Strategic Storage Trust II, Inc. will close its public offering prior to the commencement of your offering. Please advise as to whether you will update the relevant prior performance tables for Strategic Storage Trust II, Inc. prior to the commencement of your offering.

Response:    The offering for Strategic Storage Trust II, Inc. might not close until January 9, 2017 and we are targeting a January 16, 2017 effective date for Strategic Storage Trust IV, Inc. This close timeline will not allow us to update the prior performance tables prior to the commencement of Strategic Storage Trust IV, Inc. We plan to update the relevant prior performance tables to reflect information relating to Strategic Storage Trust II, Inc. in April 2017 when financial statements for the Company have been completed and filed. We respectfully request that you clear this comment.

Mr. Coy Garrison

October 7, 2016

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter

cc: Ms.	Paula Mathews